Exhibit 99.1

N E W S    R E L E A S E

Siyata Accelerates Global Rollout of its Next Generation Push-to-Talk Over Cellular SD7 Device through Agreement with Azetti Networks

●	Azetti is a leading provider of competitive carrier-grade platforms and services for mobile operators in Europe and Latin America

●	Siyata’s SD7 will be sold through existing Azetti sales channels

Vancouver, BC – July 18, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, is pleased to announce an agreement with Spain’s WIRELESS ZETA TELECOMUNICACIONES, S.L. (“Azetti”) to offer the Company’s SD7 rugged mission-critical push-to-talk (MCPTT) device through Azetti’s existing enterprise sales channels.

The SD7 was developed to disrupt and replace the multi-billion-dollar Land Mobile Radio (LMR) industry and is perfectly suited for Azetti’s enterprise customers who require a rugged device that can operate reliably in harsh working environments. Azetti is a leading PoC vendor in Europe  and Latin America and  is rapidly expanding operations globally including Asia, Africa and Australia. Its impressive and growing list of clients includes TiGo, Sao Paulo Metro, Vodafone, and Orange.

“With Azetti’s growing global footprint, this relationship provides a new avenue to further accelerate the rollout of our game-changing SD7 device, which offers an attractive upgrade from land-based radio technologies, delivering a far superior solution to a legacy industry,” said Siyata CEO Marc Seelenfreund.

“We recognize the importance of building strong working relationships that combine leading technology solutions and deliver competitive pricing, a combination exemplified by Siyata and its game-changing rugged PoC device,” said Azetti CEO Aki Siltamies. “We look forward to promoting the SD7 to our existing sales channels and are fully confident we can drive sales for this innovative solution that brings push-to-talk communications into the 21st century with a simple easy-to-use rugged device ideal for first responders and enterprise clients.”

About Azetti Networks

Azetti was established in 2000 by ex Nokia executives and is owned by its highly dedicated and motivated team of employees. Azetti’s headquarters is located in Madrid, Spain, with R&D and support offices in Madrid and Panama.

Azetti offers mobile data related solutions and systems based on IP technology, and value added services platforms for mobile operators, service providers and mission critical users. Products include Push-To-Talk over Cellular (PoC), Multi-Media Message Center (MMSC) and Wireless Internet Gateway.

Azetti is a swiftly expanding company that actively expands to new regions around the world. Azetti’s impressive and growing list of clients includes TiGo, Sao Paulo Metro, Vodafone, and Orange.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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